SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GLOBAL IMAGING SYSTEMS, INC.
(Name of Subject Company)

RG Acquisition I Corp.
(Offeror)
XEROX CORPORATION
(Parent of Offeror)
(Name of Filing Persons -- Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

37934A 10 0
(CUSIP Number of Class of Securities)

Samuel K. Lee
Assistant Secretary, Associate General Counsel
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, Connecticut 06904
(203) 968-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
Scott A. Barshay, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
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Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Xerox Intends to Buy Global Imaging Systems

April 2, 2007

Investor Teleconference/Webcast

8:30am

© 2007 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

CONFERENCE PARTICIPANTS

Anne Mulcahy
Xerox Corporation - Chairman, CEO

Larry Zimmerman
Xerox Corporation - CFO, SVP

Jim Firestone
Xerox Corporation - SVP, President of Xerox North America

CONFERENCE CALL PARTICIPANTS

Shannon Cross
Cross Research - Analyst

Ben Reitzes
UBS - Analyst

Jay Vleeschhouwer
Merrill Lynch - Analyst

Carol Sabbagha
Lehman Brothers - Analyst

PRESENTATION

Operator

Good morning, Ladies and Gentlemen, and welcome to the Xerox Corporation Investor Conference Call, hosted by Anne Mulcahy, Chairman and Chief Executive Officer. She is joined by Lawrence Zimmerman, Senior Vice President and Chief Financial Officer. As a request of Xerox Corporation today's call will be tape recorded. Taping and rebroadcasting of this call are prohibited without express permission of Xerox.

After the call there will be a question and answer session. [OPERATORS INSTRUCTIONS] To ask your questions at any time, please press star one at any time during this call. You can withdraw your questions by pressing star two. During this meeting, Mrs. Mulcahy and Mr. Zimmerman will make comments that constitute forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements reflect Management's current beliefs, assumptions and expectations and actual results might differ materially from those projected in these statements.

Information concerning factors that could cause such material differences is included in the Company's 2006 Form 10K filed with the SEC. We do not undertake to update these forward-looking statements as a result of new information or future events or developments. At this time I'd like to turn the meeting over to Ms. Mulcahy. Ms. Mulcahy, you may begin.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Thanks so much and good morning, everyone. Thank you for joining us. It's short notice and we appreciate it. As you read we're making news today by signing a Definitive Agreement to Acquire Global Imaging Systems. This acquisition increases our U.S. Distribution to the small and medium sized customers by more than 50% and gives us access to about 200,000 new customers. It's a really strong strategic bit with our growth strategy and positions Xerox to earn a greater share of the $16 billion U.S. Document Market for small and medium sized business. So consider these facts about the SMB market.

According to IBC, installs of office printers and multi- function products in small and mid size businesses have been increasing at a compound annual growth rate of 15% over the last five years. According to the U.S. Small Business Administration, small business represents 99.7% of employer firms and employ half of all private sector employees. Today, Xerox does not participate in an estimated 80% of the document decisions made by SMB's. By acquiring Global Imaging with its extensive distribution channel to SMB customers, Xerox is now positioned to competing and win in more of those buying decisions.

As you know, we consider acquisitions to be a key way for Xerox to deliver value to our shareholders. We're using our healthy cash flow to build our services business, strengthen our offerings in new markets and through this transaction, expand our distribution capacity. This is our third acquisition in a year, and it is accretive to earnings. So let me give you a few details on the transaction and then Larry and I will take your questions.

Our agreement with Global Imaging is to acquire the Company for $29 per share. The total purchase price is expected to be about 1.5 billion and we'll fund the acquisition in cash. Global focuses on SMB customers through 21 regional core companies in the U.S. that sell and service,Document Management systems. As an office technology dealer, Global sells products from various suppliers, none of which today include Xerox. So in addition to its existing offerings, Global Imaging will start selling Xerox Document Management Products.

Again, this gives Xerox access to 200,000 customer whose are non-Xerox users today. Over time, Global will offer the full range of Xerox Office and Production Products and Supplies. Through this acquisition, Xerox will benefit not only from increased install activity but also from the strong annuity stream that comes from the service and supplies to support these products, so we'll see a boost in our post-sale revenue which represents about 70% of Xerox's total revenue. This revenue growth will increase net income and add to our cash flow, generating greater returns for our shareholders.

What's most impressive to us about Global is the entrepreneur spirit they've maintained in each of their core companies and satellite offices. Each company maintains its own brand and prides itself on exceptional customer relationships built on reliable local service and support. The management team led by Global Imaging Founder and CEO Tom Johnson, has created a well performing business model then in fiscal year 2006, delivered full year revenue of more than 1 billion, an increase of 11% from the previous fiscal year, and income from operations was 114 million and net income was 62 million up 9% from fiscal year, 2005.

Global just ended its 2007 fiscal year on March 31, and its evidenced in their year-to-date third quarter results , performance remains strong this year with revenue up nearly 9% and net income up 11%.

Xerox intends to benefit from this model by keeping the business intact and operating Global as a wholly owned subsidiary. Tom Johnson and Michael Shea, President and COO of Global will continue to lead the Company reporting directly to Jim Firestone, President, Xerox North America and Jim is here with us today if you have questions specifically for Jim.

Again, we don't expect to make any changes to Global's operating structure. It is proven to be quite successful. We'll evaluate synergies as we work through the transition. When it makes sense for Global's business model and customers will look for ways to drive more efficiency through Xerox's existing systems.

We expect the deal to close in May subject to customary closing conditions. These include the tender of at least a majority of the shares of of Global Common Stock and HSR clearance. We've structured the transaction in two steps. First, a cash tender offer for all outstanding shares of Global Common Stock at $29 per share, and second, a cash merger in which Xerox would acquire any remaining outstanding shares of Global Common Stock. The total cash required for the deal will be funded through our full year 2007 cash flow and current cash balance.

We do expect Global to be accretive in 2007 consistent with our strategy to give shareholders a solid return on their investments through acquisitions and share repurchase. We will continue to execute on our share repurchase program. To date, we bought back more than 113 million shares totaling 1.7 billion of our 2.5 billion program.

So to sum it up, we've confident this acquisition aligns well with our overall growth strategy, giving Xerox access to approximately 200,000 new customers, more than 1,400 more feet on the street, and a significant opportunity to capture more of the SMB business. Xerox already has the industry's largest portfolio of document systems and services and the broadest U.S. Distribution Network. With Global Imaging's localized expertise we'll increase our distribution to SMB customers by more than 50% at a time when our portfolio is at its strongest. We are bullish on Global's continued growth track. It's a well run Company that is delivering strong, sustainable results and we intend to benefit from this success.

We continue to have the flexibility to build our business, both organically and inorganically while buying back shares and maintaining a healthy financial position. Acquiring Global makes sense for our business, delivering both short-term benefits and long-term value.

So Larry and Jim are with me and we would like to turn now to your questions. As I'm sure you appreciate this call is not about our Q1 results so we prefer your questions focused on the news of the day, so with that let me open the line to your questions about the Global acquisition.

QUESTION AND ANSWER

Operator

Thank you, Ms. Mulchay. [OPERATOR INSTRUCTIONS] Ladies and Gentlemen, to ask a question, please press star one on your touch tone telephone. If your question has been answered or you wish to withdraw your question, you may key star two. Again, that is star one for any questions. And your first question will come from the line of Shannon Cross of Cross Research.

Shannon Cross - Cross Research - Analyst

Good morning, Anne and Larry.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Good morning, Shannon.

Shannon Cross - Cross Research - Analyst

Could you talk a bit about your expectation for transitioning over the Global customer base? I mean, obviously it will take time. I talked to Tom this morning and he said it was sort of three to six months to transition over and get Xerox's products into Global shops but what do you sort of anticipate over the next year in terms of taking on some of those 200,000 customers?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Well, I think that certainly the integration of the products will begin to take place at the close, which we expect to happen in May, and certainly, we're very pleased with the fact that all of the Xerox portfolio fits very nicely with certainly Global's presence at customers and customer requirements but this is going to be a customer driven transition. We're going to fulfill customer contracts, we'll transition obviously as it makes sense and this is one where certainly I think the lions portion of it might take place within the first six months but to get the majority I think of the transition , it will take probably up to 12 or 18 months which is okay.

All of that revenue and profit flows through to Xerox regardless and as you know, Shannon, this is an incredibly well run profitable Company and obviously the advantage for the Xerox product line is the manufacturer's margin which provides the earnings leverage that is a big part of why this acquisition makes so much sense.

 Shannon Cross - Cross Research - Analyst

Okay and can you give us an idea of how Global's strategy has been obviously to roll up companies, and so how aggressive do you want to see them continue to be? I think they are at 19 or 20 core companies, I can't remember, to be honest but---.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

21 core.

Shannon Cross - Cross Research - Analyst

21, thank you. [LAUGHTER]. But, how aggressive do you want them to continue to be in terms of their traditional strategy?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Well, we expect them to be I think consistently opportunistic like they've been in the past. I think they have acquired 82 Companies and their whole advantage is they've got an incredible business model and discipline to improve the performance of their acquired companies and bring them in line with the overall Global business model and that's a very big deal, and I think as we look at it, the cash flow from Global will continue to provide ample room for them to continue doing acquisitions but they are very disciplined about it. They have very strict criteria and we're not going to try to change that. It's been a winning formula and we expect it to continue.

Shannon Cross - Cross Research - Analyst

Just one final question for Larry. Can you talk a little bit more about the share repurchase case, I guess, because I'm sure that's the biggest question that people have looking at this. I would assume you'll have to slowdown a bit and then probably pick it back up again after the deal closes but can you talk a little bit about that?

Larry Zimmerman - Xerox Corporation - CFO, SVP

Well, I think first of all, we need to recognize where we are. Anne mentioned in our share repurchase so we've been very aggressive on share repurchase. We've done 1.7 billion and 113 million shares in a very short period of time, so when you look at it over a two year period, you're still going to see a lot of shares bought back and a lot of our cash flow put towards that. I think in the short-term, when you paying for an acquisition in one quarter for 1.5 billion, you do have to pull back on share repurchase somewhat in those quarters but as you know, we have a significant amount of authorization still left, so I think the share repurchase program remains whole. We're committed to it and we're just going to see a little bit of less share repurchase as we pay for this acquisition in 2007.

Shannon Cross - Cross Research - Analyst

Okay, thank you.

 Anne Mulcahy - Xerox Corporation - Chairman, CEO

Thanks, Shannon.

Operator

And your next question will come from the line of Ben Reitzes of UBS.

Ben Reitzes - UBS - Analyst

Yes, similar question, but I guess I want to hone down on one, with regard to phasing in the product line, what do you guys, like envision in terms of training and/or can you clarify I think three to six months, did you say, that you could start getting Xerox product in there, and what that means for the training as well as any initiatives you'd have to kind of take to I guess introduce the Xerox product line into this new channel, anymore detail there would be great, Thanks.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Let me just clarify, Ben, and tell you obviously, the product transition begins after closing in May. Certainly, we'll paste this as quickly as makes sense for Global's business their customers. They have primarily a small and medium sized set of technologies that certainly overlap very nicely with Xerox but one of the big opportunities is obviously things like production and solid ink and supplies and quite frankly, all of the incremental sources of revenue that will be available to Global and will provide top line growth for Xerox, so that's more than just quite frankly substituting for current technologies it's adding to and that's going to take a little bit longer from a training perspective. This deal has happened very quickly but I have to tell you that both teams have been intensively working on the training continuum that's required on both the service and sales of new technologies and I think have a really well structured approach to making sure that we begin at closing to very seamlessly begin to service and sell as appropriate to Global's customers so they see nothing but the high level of support and service that they've seen in the past. Is that fair, Jim? Jim's been really close to this.

Jim Firestone - Xerox Corporation - SVP, President of Xerox North America

Yes, I think obviously there is sales training both for the sales side and the service side that have to be comprehended as we rollout product but we have a pretty solid game plan and once we close, we're ready to start.

Ben Reitzes - UBS - Analyst

All right, and with regard to overall margins and what not, can you just clarify Global is I guess around 11% and what you see in terms of the long-term getting more and more into this business, is this consistent with your margin expansion strategy?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Well, I think first of all, one of the great things is that Global has had a very consistent performance, literally, over their entire history and their operating margins have been higher than anybody else's in our sector including us quite frankly over the past few years, so they've got a very successful business model. What we add to that then is obviously the manufacturing leverage and the ability to deliver more revenue to customer based upon the expanded technology line, so it's all upside, Ben, in terms of how we look at this, so we're starting from a high base to begin with and we then add the leverage just on the revenue side in terms of the manufacturing leverage as well as all the additional technologies that over time will provide to Global to even enrich their relationships with customers which really are their forte today.

Ben Reitzes - UBS - Analyst

Thanks a lot.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Okay.

Operator

And your next question will come from the line of Jay Vleeschhouwer of Merrill Lynch.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Thanks, good morning.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Good morning, Jay.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Could you put this in the context of the SMB and channel announcements you made just a couple months ago at that large gathering you held down in Florida?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Yes.

Jay Vleeschhouwer - Merrill Lynch - Analyst

And secondly for Jim, when you think about how OSA handled the Imagistics acquisition or for that matter the Ricoh acquisition of Danka in Europe, any lessons to be learned there, operationally or otherwise?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Yes, I'll definitely let Jim handle the second portion of that for sure, but --

Larry Zimmerman - Xerox Corporation - CFO, SVP

First, was SMB announcement.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Oh, SMB announcements that we did in Florida, and I think we view it as very much aligned with-- what we did was announce our intent to obviously participate a lot more aggressively in the SMB market, I mean , we through out a few statistics there for you, but we don't participate in 80% of the SMB decisions.

It is the fastest growing part of the market and by the way most profitable in terms of margins as well versus a lot of the pressure on price in terms of big enterprises, so we announced our intent. Part of that was adding tools and incentives or agents. Part of it was expanding our reach with resellers as well as product line. We think it's very consistent with that. I mean, when you haven't participated that in 80% of the decision quite frankly, there's not a ton of overlap.

We'll obviously be looking at that and rationalizing it and providing the right kinds of guidelines so that the customer sees quite frankly a very rationalized coverage approach, Jay, but we've been working hard on that and anticipate that this can be very well aligned with the rest of our channels.

Jim Firestone - Xerox Corporation - SVP, President of Xerox North America

And if I can jump in on how we see the integration, this is a very nice thing, because this dramatically deepens our position with the small and medium business market very much consistent with the themes we gave in February as the importance of that market. And there's three key values and we'll do an integration approach that provides all three of them.

First is the existing customer base and the great relationships they have and we are going to do what it makes says as Anne said, Customer driven as we add the Xerox product line as well. Second, is they have 1,400 salespeople all in the SMB space. We're going to leverage that sales capability for the full Xerox product line capability and third is their business model. The local intimacy that their core Company approach culture, entrepreneurial spirit provides is crucial to the value proposition here, so when we bring them in, we're going to preserve that operating model. We're going to leverage the management team that already exists today, and give them more tools to continue to pursue their approach, and I think we can support them strongly, but this is all about leveraging what they've built into the SMB market which is a market that we have been weaker in.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

And I think, Jay, as people dig into this particular Company, Global Imaging, they are going to find that it really isn't comparable to Danka or Imagistic, it's performing at 10X the levels of those companies. This is not a fixer upper. This is a really well run, high performing Company that is going to be part of Xerox and I don't think it's comparable to some of the other acquisitions that we've seen in the past.

Jay Vleeschhouwer - Merrill Lynch - Analyst

One final one. What are you assuming about the continuity or trend or demand for their existing suppliers in the very near-term, recently we've seen that Kanaka has begun to peak out in some categories in mono and color and is this something that you've tried to factor in in terms of how their existing suppliers might either react or the demand you might see for those products?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Well, I think that we would look at this and say: There's contracts and agreements that certainly we assume will be professionally honored during this transition time frame, and this is one where we're going to play that in a very rational way. There's not going to be any radical shifts that would be a concern to either current suppliers or quite frankly, customers. So this will be, as I said, we get the revenue and the profit either way, so this is going to be a very logical transition. One of the opportunities I think we see, Jay, is that certainly, Global has been operating kind of at a market pace on color with the Xerox portfolio, we think that that particular part of the Global portfolio is going to be optimized by Global and will see an up lift so we're very excited about the color opportunity.

Jay Vleeschhouwer - Merrill Lynch - Analyst

Thank you.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Okay, I think we have time for one more question. I apologize but obviously we'll be following up with anybody during the day and we've obviously got a lot of other communications sessions so if I could take one more that would be great.

Operator

Sure. Your final question will come from the line of Carol Sabbagha from Lehman Brothers.

Carol Sabbagha - Lehman Brothers - Analyst

Thanks. Could we just go over some of the numbers that you're looking for for this year. You said it would be accretive for this year? Could you give us an order of magnitude? It seems like if I did my math right several pennies and than more of a longer-term question beyond '07. You keep talking about this business running exactly the way it is and separately but there seems like there could be cost cutting synergies here, maybe not in the sales force but at least in the servicing organization. Can you talk about the potential, not just for getting the manufacturing margins but for additional benefits on the cost side?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Okay, so let me just talk about the fact that it is accretive in 2007. I mean, obviously it's somewhat a little bit more than a half a year of results and obviously, a lot of the front end expenses with regards to the transition don't give you what I would, an ongoing pace of accretion simply because it will be relatively modest in the first year, but enthusiastically , certainly over the long-term, very accretive and one that we've looked at with a great deal of enthusiasm. I think as it relates to synergies, one of the things that we really liked about this, Carol, is that the biggest synergy opportunity is topline. That's really what we've looked at in terms of a business case here, and certainly the best creator of long-term value for our shareholders.

Over time, will there be efficiencies? Absolutely, quite possibly. We're going to take our time and certainly make sure that we look at them carefully. I would not point to service as a point of synergy because this is all about growth, and I think that it's a well run, very productive Company so I don't think necessarily I would look at the service synergies. I think more importantly, probably initially, there's some kind of headquarters, functional synergies, perhaps, areas like treasury and tax and that kind of thing, and certainly over the long-term perhaps some platform as it relates to fulfillment synergies, certainly for us supply chain, warehousing, those kinds of opportunities we'll be in the process of identifying, so but that work is really just beginning in terms of what I would call the cost efficiencies, and I think they are somewhat minor compared to what we believe the topline opportunity is.

Carol Sabbagha - Lehman Brothers - Analyst

And one more question, just quickly. Historically, I think the industry has said in the past that sometimes buying distribution is not the best idea because you typically can't transition the entire installed base to your own equipment. What gives you confidence that you can transition and when you did the math about whether this acquisition made sense, what was the assumption of the install base that you believed would transition?

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Well, I think first of all, I would say that I guess every transition, every one of these acquisitions is quite different. For us, there's no question that our biggest barrier to growth was distribution capacity and not our offering and our portfolio of technology and as you know, it is the broadest and the deepest in the industry, so I think we are uniquely positioned as a manufacturer with a barrier to grow that was limited by distribution capacity, so I think this is particular to Xerox that it makes great sense from a distribution capacity perspective.

We have clearly looked at I would say a conservative approach as it relates to the integration of Xerox technology into Global. We've worked closely with their team to assess what those possibilities are, and no matter how you look at it, Carol, it looks good. And not just in terms of as I said, even if you're conservative on the substitutional value, the incremental opportunity just in terms of parts of the portfolio that Global has not had access to in the past with more than 200,000 or almost 200,000 customers and 1400 feet on the street , there's no way that this case doesn't look very very positive.

Carol Sabbagha - Lehman Brothers - Analyst

Okay, thank you very much.

Anne Mulcahy - Xerox Corporation - Chairman, CEO

Okay, well, I thank all of you for your time today. We'll obviously be following up with a lot more details and we look forward of course to talk to you again soon when we announce the Q1 earnings later in the month so have a great day. Thank you.

Operator

Ladies and Gentlemen, thank you for your participation in today's conference. This concludes the presentation and you may now disconnect. Have a wonderful day.

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Additional Information

The tender offer described herein has not yet commenced, and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Xerox Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and Global Imaging Systems Inc. security holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement that will be filed by Global Imaging Systems Inc. with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s Web site at www.sec.gov.